UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

(Commission File No. 001-35446)

NOVADAQ TECHNOLOGIES INC.

(Translation of registrant’s name into English)

2585 Skymark Avenue

Suite 306, Mississauga

Ontario, Canada L4W 4LS

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐    Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes   ☐    No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes   ☐    No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No   ☒

The Registrant entered into that certain underwriting agreement, dated as of May 1, 2013, by and between the Registrant and Canaccord Genuity Inc. The underwriting agreement is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

NOVADAQ TECHNOLOGIES INC.
(Registrant)

By:	/s/ Stephen Purcell
Name:	Stephen Purcell
Title:	Chief Financial Officer

Date: May 2, 2013

EXHIBIT INDEX

Exhibit	Description

99.1	Underwriting Agreement, dated as of May 1, 2013, by and between the Registrant and Canaccord Genuity Inc.